Jonathan Harwell	John M. Brittingham	Alix Coulter Cross	Jeffrey J. Miller
Lin S. Howard *	Susan V. Sidwell	Kris Kemp	J. David McDowell
Ernest E. Hyne II	John F. Blackwood	J. Greg Giffen	D. Matthew Foster
Craig V. Gabbert, Jr.	D. Alexander Fardon	Leslie B. Wilkinson, Jr.	Jacob A. Feldman
Mark Manner	Michael R. Hill	David P. Cañas	Renee M. Bacon
Glen Allen Civitts	David Cox	Tracy M. Lujan
Glenn B. Rose	Curtis Capeling	Jonathan Stanley
John N. Popham IV	Barbara D. Holmes	Kenneth S. Byrd	*Of Counsel

April 14, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re:      Advocat Inc. Preliminary Proxy
Dear Sir or Madam:
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, Advocat Inc. (the “Company”) filed a preliminary proxy statement (the “Proxy Statement”), including a form of proxy, to be furnished to the Company’s stockholders in connection with an annual meeting of stockholders, with the Securities and Exchange Commission on April 14, 2009. At the annual meeting, stockholders of the Company will be asked to consider and vote upon a proposal to elect two nominees as Class 3 directors.
     The Company is filing the proxy materials in preliminary form because the Company has commented on or referred to a solicitation in opposition to the Company’s nominees as Class 3 directors. The Company intends to commence mailing definitive proxy materials to its stockholders as soon as practicable.
     If you have any questions or require any further information, please contact the undersigned at (615) 251-1083.
Sincerely,
HARWELL HOWARD HYNE
GABBERT & MANNER, P.C.
/s/ Susan V. Sidwell
Susan V. Sidwell
SVS/led

315 Deaderick Street, Suite 1800       Nashville, Tennessee 37238-1800
phone 615-256-0500       fax 615-251-1059       www.h3gm.com